UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 1)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
Antares Pharma, Inc.
(Name of Subject Company)
Antares Pharma, Inc.
(Name of Persons Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
036642106
(CUSIP Number of Class of Securities)
Robert F. Apple
President and Chief Executive Officer
100 Princeton South, Suite 300
Ewing, NJ, 08628
(609) 359-3020
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square, 920 N. King Street Wilmington, Delaware 19801 (302) 651-3000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Antares Pharma, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 26, 2022, relating to the tender offer by Atlas Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Halozyme Therapeutics, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company for $5.60 per Share in cash, without interest, and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2022 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).
Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.
ITEM 8. ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The following paragraphs replace in its entirety the paragraph under the heading “Legal Proceedings” on page 31:
“On April 27, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Southern District of New York, captioned Shiva Stein v. Antares Pharma, Inc., et al., Case No. 1:22-cv-03426 (the “Stein Complaint”).
On April 30, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Eastern District of New York, captioned Joe Berry v. Antares Pharma, Inc., et al., Case No. 1:22-cv-02483.
The complaints allege violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. Each of the complaints seek injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission to the extent the Transactions are consummated, an award of plaintiff’s expenses including attorneys’ fees and expenses, and such other relief the court may deem just and proper. The Stein Complaint also seeks an accounting of damages.
The Company believes the claims asserted in each of the complaints are without merit.
Additional lawsuits may be filed against the Company and/or the Company Board in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 2, 2022
Antares Pharma, Inc.
By:	/s/ Robert F. Apple
Name: Robert F. Apple
Title: President and Chief Executive Officer